APPENDIX 3B

82-34

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues   *NOT APPLICABLE*   SUPPL

1   Class of securities issued or to be issued

2   Number of securities issued or to be issued (if known) or maximum number which may be issued.

‖‖‖‖‖‖‖‖ 06018511

3   Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

4   Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

     If the additional securities do not rank equally, please state:
     •   the date from which they do
     •   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
     •   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5   Issue price or consideration

6   Purpose of the issue
     (If issued as consideration for the acquisition of assets, clearly identify those assets)



7   Dates of entering securities into uncertificated holdings or despatch of certificates

8   Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9   Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the securities will be offered

14   Class of securities to which the offer relates

15   Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has security holders who will not be sent new issue documents

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25   If the issue is contingent on security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in full* through a broker?

31   How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do security holders dispose of their entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   ☐   Securities described in Part 1

(b)   ☑   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

        1   –   1,000
    1,001   –   5,000
    5,001   –   10,000
   10,001   –   100,000
  100,001   –   and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38   Number of securities for which quotation is sought

49,800

39   Class of securities for which quotation is sought

Fully paid ordinary shares.

40   Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

> End of restriction period for 49,800 shares issued on 21 November 2005 under the Santos Employee Share Purchase Plan at the issue price of $10.67 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
598,161,198	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
93,702	(i) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
469,300	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
1,551,126	Executive options issued pursuant to the Santos Executive Share Option Plan.
91,950	Fully paid ordinary shares issued pursuant to the vesting of SARs

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 15 November 2006

Secretary

Print name: WESLEY JON GLANVILLE